UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

RESULTS OF POSTAL BALLOT

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with copies of the following information concerning the matters voted by the shareholders through postal ballot in the form of remote electronic voting (“e-voting”) for the proposed buyback of shares of the Company. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On May 21, 2026, the Company informed the stock exchanges in India on which its equity shares are listed and the New York Stock Exchange of the results of the postal ballot and e-voting. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.1. The resolution was approved by the requisite majority of the shareholders and the votes cast for and against are described in the attached letter.

The following is a brief description of the matter voted upon by the members of the Company through e-voting:

•	Reappointment of Ms. Tulsi Naidu as an independent director of the Company for a second term of 5 years with effect from July 1, 2026 to June 30, 2031;

•	Appointment of Ms. Laura Marie Miller as an independent director of the Company for a term of 5 years with effect from April 1, 2026 to March 31, 2031; and

•

Approval of the buyback of up to 60,00,00,000 (Sixty Crore) fully paid-up equity shares of ₹ 2/- (Rupees Two only) each of the Company (“Equity Share”), being 5.72% of the total paid-up Equity Share capital of the Company at a price of ₹ 250/- (Rupees Two Hundred and Fifty only) per Equity Share (“Buyback Price”), for an aggregate amount not exceeding ₹ 1,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only), which represents 24.99% and 19.99% of the aggregate of the Company’s fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company for the year ended as on March 31, 2026, respectively.

Pursuant to and in compliance with the provisions of Section 110 read with Section 108 and other applicable provisions, if any, of the Companies Act, 2013, read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, (including any statutory amendment(s), modification(s) or re-enactment(s) thereof for the time being in force, and as amended from time to time) and in accordance with the guidelines prescribed by the Ministry of Corporate Affairs (“MCA”) of Government of India for holding general meetings/ conducting postal ballot process through e-voting vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 03/2025 dated September 22, 2025 issued by the MCA, Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Secretarial Standard – 2 on General Meetings issued by the Institute of Company Secretaries of India, as may be amended from time to time, and other applicable laws and regulations, if any, the Company provided its shareholders the ability to cast their votes by e-voting for the resolution. The e-voting period commenced on April 22, 2026 and ended on May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M Sanaulla Khan

M Sanaulla Khan
Senior Vice President & Company Secretary

Dated: May 21, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges dated May 21, 2026.